UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 30437 / March 26, 2013

_____

In the Matter of   :
                                                                                      :
FORWARD FUNDS   :
FORWARD MANAGEMENT, LLC   :
FORWARD SECURITIES, LLC   :
101 California Street, 16th Floor   :
San Francisco, CA 94111   :
                                                                                      :
                                                                                      :
                                                                                      :
(812-14043)   :
                                                                                      :
_____:

ORDER UNDER SECTION 12(d)(1)(J) OF THE INVESTMENT COMPANY ACT OF
1940 GRANTING AN EXEMPTION FROM SECTIONS 12(d)(1)(A) AND (B) OF THE
ACT, AND UNDER SECTIONS 6(c) AND 17(b) OF THE ACT GRANTING AN
EXEMPTION FROM SECTION 17(a) OF THE ACT

Forward Funds, Forward Management, LLC, and Forward Securities, LLC filed an
application on June 11, 2012, and amendments to the application on September 28, 2012,
December 19, 2012, and February 6, 2013, requesting an order under section 12(d)(1)(J) of
the Investment Company Act of 1940 (the "Act") granting an exemption from sections
12(d)(1)(A) and (B) of the Act, and under sections 6(c) and 17(b) of the Act granting an
exemption from section 17(a) of the Act. The order would permit certain open-end
management investment companies registered under the Act to acquire shares of certain
open-end management investment companies registered under the Act that are outside of the
same group of investment companies as the acquiring investment companies.

On February 28, 2013, a notice of the filing of the application was issued (Investment
Company Act Release No. 30411). The notice gave interested persons an opportunity to
request a hearing and stated that an order granting the application would be issued unless a
hearing was ordered. No request for a hearing has been filed, and the Commission has not
ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in
the application, as amended, that granting the requested exemptions is appropriate in and
consistent with the public interest and consistent with the protection of investors and the
purposes fairly intended by the policy and provisions of the Act.

It is also found that the terms of the proposed transactions are reasonable and fair and do not involve overreaching, and the proposed transactions are consistent with the policies of each registered investment company concerned and with the general purposes of the Act.

Accordingly,

IT IS ORDERED, that the relief requested under section 12(d)(1)(J) of the Act from sections 12(d)(1)(A) and (B) of the Act, and under sections 6(c) and 17(b) of the Act from section 17(a) of the Act, by Forward Funds, Forward Management, LLC, and Forward Securities, LLC (File No. 812-14043) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Elizabeth M. Murphy
Secretary